Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and twelve months ended September 30, 2011

TABLE OF CONTENTS
INTRODUCTION	4
BUSINESS PROFILE AND STRATEGY	4
Accelerate Direct Lending Model	5
Introduce Additional New Products and Services	5
Continue to Grow Canadian Operations	5
Pursue International Expansion	5
Selected Annual Information	6
OVERALL FINANCIAL PERFORMANCE	7
2011 Highlights and Outlook	7
SELECTED FINANCIAL INFORMATION	10
FINANCIAL ANALYSIS	10
Branch Count	11
Revenue	11
Same Branch Revenues	14
Branch Operating Income	14
Expenses (excluding retention payments, depreciation, amortization and class action settlements)	15
Retention Payments	15
Depreciation and Amortization	16
Income Taxes	16
LIQUIDITY AND CAPITAL RESOURCES	16
Consumer Loans Receivable	16
Normal Course Issuer Bid	17
Contractual Obligations	17
SUMMARY OF QUARTERLY RESULTS	18
Fourth Quarter	18
RELATED PARTY TRANSACTIONS	21
RISK FACTORS AFFECTING PERFORMANCE	21
Consumer Protection Regulations	22
Legal Proceedings	24
Third Party Lenders/Retention Payments	25
CRITICAL ACCOUNTING ESTIMATES	26
Revenue Recognition	26
Retention Payments	26
Provisions for Loan Losses	27
Stock Based Compensation	28
Consumer Loans Receivable	28
Income Tax Estimates and Future Income Taxes	28
Long-term investments	28
Amortization Policies and Useful Lives	28
Intangible Assets	29
Goodwill	29
Accounting for the Impairment of Long-Lived Assets	30
Leases	30

Contingencies	30
CHANGES IN ACCOUNTING POLICIES AND PRACTICES	30
RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED	30
International Financial Reporting Standards	30
CONTROLS AND PROCEDURES	30
Evaluation of disclosure controls and procedures	30
Management’s Report on Internal Control over Financial Reporting	31
Changes in Internal Control Over Financial Reporting	31
OUTSTANDING SHARE DATA	31
DIVIDENDS	32
OTHER	32
Cautionary Statement Regarding Forward-looking Information	32
Non-GAAP Measures	33
EBITDA Reconciliation	33

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with The Cash Store Financial Services Inc.’s (“Cash Store Financial” or the “Company”) audited consolidated financial statements for the twelve and fifteen months ended September 30, 2011, and September 30, 2010 which are available at SEDAR (www.sedar.com) and at the United States Securities and Exchange Commission website (www.sec.gov).

All figures are presented in Canadian dollars and are reported in accordance with Canadian generally accepted accounting principles.

This MD&A is dated as of November 16, 2011.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, providing short-term advances and other financial services, to serve the needs of everyday people in Canada through our two branch banners: Cash Store Financial and Instaloans.  Cash Store Financial and Instaloans act as brokers and lenders to facilitate short-term advances and to provide other financial services to income-earning consumers. We also provide a range of financial products that are not supplied by traditional financial institutions. As of September 30, 2011, we owned and operated 586 branches in nine Canadian provinces, two Canadian territories and the United Kingdom (the “UK”).  Our workforce is dynamic and we operate within a performance-based culture.  We employ approximately 2,300 associates across Canada and the UK.  Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is publicly traded on both the Toronto and New York Stock Exchanges. Cash Store Financial trades under the symbol “CSF” on the Toronto Stock Exchange and under the symbol “CSFS” on the New York Stock Exchange.

Our business is based on the recognition that the needs of a segment of the Canadian and UK population are not being properly serviced by traditional financial institutions. Our strategic objective is to establish Cash Store Financial and Instaloans as the provider of choice, in the jurisdictions in which we operate, for short-term advances and other financial services by offering a wide range of products, a high level of customer service and convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer financial product insurance, cheque cashing products, bank accounts, money transfers, pre-paid master cards, debit cards, and prepaid phone cards.

A key component of our long-term business strategy has been product diversification.  This strategy has and should continue to assist us in offsetting downward pressure on revenue and earnings resulting from provincially regulated rate caps on payday loans.  In the third quarter of 2010, through an agency agreement with DC Bank, a federally regulated Canadian Schedule 1 bank, we introduced a basic deposit account product. A new premium bank account product that features unlimited free cheque cashing and free on-line bill payments was introduced in late Q2 2011. Both types of account are insured by the Canada Deposit Insurance Corporation. On a national basis, consumer acceptance of both products has been high.

Cash Store Financial’s strategic priorities are:

Accelerate Direct Lending Model

•	Reducing our cost of capital.

Introduce Additional New Products and Services

Growing existing product lines and implementation of new product initiatives

•	Providing superior service in relation to existing product offerings; and

•	Accelerating revenue growth through further new product initiatives.

Continue to Grow Canadian Operations

Driving market penetration

•	Maximizing the potential of our expanding branch network;

•	Continuing to focus on improving Branch Operating Income (“BOI”) margins for all our branches;

•
Continuing to educate, motivate and improve the performance of our associates through an integrated communication and training strategy that includes Cash Store Financial College, Cash Store FinancialTV and our annual President’s Forum with every branch manager; and

•	Providing strong leadership through in-the-field, hands-on involvement of senior management and getting back to the basics throughout the company.

New branch openings

•
Further expanding our position in the Canadian alternative financial services industry through organic growth into underserved communities based on new branch profitability or via the acquisition of existing operators.

Pursue International Expansion

•	Aggressive expansion of our network in the UK; and

•	Establish infrastructure in the UK to facilitate aggressive expansion.

Cash Store Financial has recognized its corporate responsibility to contribute to the communities in which we do business. In 2008, we partnered with the Alberta Diabetes Foundation to raise $7.5 million for research to be undertaken at the Alberta Diabetes Institute, a globally-recognized centre of research excellence. In 2010 the Company was one of 16 companies recognized with a “Roll of Honour” award by the Alberta Association of Fund Raising Executives. The “Roll of Honour” award celebrates extraordinary commitment and contributions to the non-profit sector from corporate citizens and individuals around Alberta. In calendar 2011, Cash Store Financial hosted 33 “freedom” runs across Canada.

Selected Annual Information

Thousands of dollars, except for per share amounts and branch figures	Twelve Months Ended	Fifteen Months Ended	Twelve Months Ended
Consolidated results	September 30	September 30	June 30
2011	2010	2009
No. of branches	Canada	574	542	424
United Kingdom	12	2	-
586	544	424
Revenue
Loan fees	$136,623	$170,659	$122,572
Other income	53,276	49,859	27,933
189,899	220,518	150,505

Branch expenses
Salaries and benefits	57,576	62,265	40,634
Retention payments	26,786	28,167	17,988
Selling, general and adminstrative	17,518	21,673	17,326
Rent	18,216	17,868	11,300
Advertising and promotion	5,440	5,535	3,971
Provision for loan losses	2,559	788	49
Depreciation of property and equipment	6,803	7,006	4,679
134,898	143,302	95,947
Branch operating income	55,001	77,216	54,558

Regional expenses	16,750	13,359	8,169
Corporate expenses	18,266	21,127	16,627
Other amortization	2,112	2,055	1,333
Income before income taxes and class action settlements	17,873	40,675	28,429
Class action settlements	3,206	2,915	6,910
EBITDA *	24,514	48,100	28,583
Net income and comprehensive income	$9,042	$26,464	$14,647
Weighted average number of shares outstanding
- basic	17,259	16,913	17,958
- diluted	17,663	17,522	18,040
Basic earnings per share
Income before class action settlement costs	$0.71	$1.74	$1.58
Net income and comprehensive income	$0.52	$1.56	$0.82
Diluted earnings per share
Income before class action settlement costs	0.69	1.68	1.58
Net income and comprehensive income	$0.51	$1.51	$0.81
Consolidated Balance Sheet Information
Working capital	$17,122	$14,980	$9,667
Total assets	121,839	115,045	83,796
Total long-term liabilities	9,082	9,882	2,959
Total liabilities	34,493	31,690	17,944
Cash dividends declared per share	0.46	0.54	0.20
Shareholders' equity	$87,346	$83,355	$65,852

*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

OVERALL FINANCIAL PERFORMANCE

2011 Highlights and Outlook

This section contains forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

Thousands of dollars, except for per share amounts	Three Months Ended		Twelve Months Ended	Twelve Months Ended	Fifteen Months Ended
Consolidated results	September 30	September 30	September 30	September 30	September 30
	2011	2010	2011	2010	2010
Revenue	$47,181	$49,279	$189,899	$178,982	$220,518
Branch operating income	13,913	16,640	55,001	61,592	77,216
Net income
Before class action expenses net of normalized tax	2,035	7,682	11,277	22,867	28,508
Net income and comprehensive income	2,035	7,682	9,042	20,824	26,464
Earnings before interest, taxes, depreciation, amortization, class action
expenses and effective interest component of retention payments	11,319	16,476	49,005	59,155	73,971
Earnings before interest, taxes, depreciation and amortization	6,207	11,132	24,514	37,375	48,100
Diluted earnings per share
Before class action expenses net of normalized tax	$0.12	$0.42	$0.64	$1.31	$1.63
Net income and comprehensive income	$0.12	$0.42	$0.51	$1.18	$1.51

Net income and comprehensive income for the twelve months ended September 30, 2011, was $9.0 million (after removing class action settlement costs and related taxes was $11.3 million), compared to $20.8 million (after removing class action settlement costs and related taxes was $22.9 million) for the twelve months ended September 30, 2010.

Net income and comprehensive income was $26.5 million (after removing class action settlement costs and related taxes was $28.5 million) for the fifteen months ended September 30, 2010.

Diluted earnings per share were $0.51 for the twelve months ended September 30, 2011 ($0.64 after removing class action settlement costs and related taxes), compared to $1.18 ($1.31 after removing class action settlement costs and related taxes) for the twelve months ended September 30, 2010.  Loan volumes and loan fees were lower than anticipated leading to lower than expected earnings during the year in addition to an increase in expenditures relating to regulations and increased infrastructure costs associated with collections, future expansion in the UK and new product additions.

Diluted earnings per share were $1.51 ($1.63 after removing class action settlement costs and related taxes) for the fifteen months ended September 30, 2010.

Significant factors impacting the twelve months results as compared to the trailing twelve month results of 2010 and fifteen month results of 2010 include:

•
Revenue increased by 6.1% comparing the twelve months ended September 30, 2011 and 2010. For the year ended September 30, 2011 compared to the fifteen months ended September 30, 2010 overall revenue decreased by 13.9%;

•
Loan fees decreased slightly by 0.1% comparing the twelve months ended September 30, 2011 and 2010. The slight decrease is as a result of decreases in same branch loan volumes, same branch revenues as it relates to loan fees, rate compression in Manitoba, and Nova Scotia offset by 44 new branches. Loan fees were down 19.9% to $136.6 million for the year compared to $170.7 million for the fifteen months ended September 30, 2010 given decreases in same branch loan volumes, same branch revenues as it relates to loan fees, rate compression in Manitoba, Nova Scotia and Ontario and three fewer months of reported results given change in year-end.  The effect of rate compression reduced our rates by 4.1%, 0.8% and 3.4% in Manitoba, Nova Scotia and Ontario respectively;

•
Other revenue increased by 26.2% or $11.1 million when comparing the twelve months ended September 30, 2011 and 2010 reflecting continued success on our product diversification strategy.  As a percentage of total revenue, other revenue increased to 28.1% from 23.6% or a 19.0% increase when comparing the twelve month periods.When comparing the year ended September 30, 2011 to the fifteen months ended September 30, 2010 we grew other revenues by 6.9% to $53.3 million.  For the year ended September 30, 2011 other revenues was 28.1% of total revenue compared to 22.6% for the fifteen months ended September 30, 2010 or a 24.1% increase;

•
Loan volumes increased by 6.3% from $772.6 million comparing the twelve months ended September 30, 2011 and 2010, as a result of branch openings. Loan volumes for the year ended September 30, 2011 were down 12.5% to $821.4 million as compared to the fifteen month period ended September 30, 2010 as a result of reduced volumes, rate compression in Manitoba, Nova Scotia and Ontario and three fewer months of reported results due to the change in year-end;

•	Earnings decreased by $4.3 million for the year as a result of a drag on earnings from new branch openings;

•
Retention payments increased by $3.7 million or 16.1% comparing the twelve months ended September 30, 2011 and 2010 as a result of the effects of rate compression in the regulated provinces. Retention payments decreased by $1.4 million for the year ended September 30, 2011 when compared to the fifteen months ended September 30, 2010. The decrease is due to three fewer months of reported results given the change in year-end;

•
Provision for loan losses for on-balance sheet lending increased $1.8 million for the year ended September 30, 2011 compared to the fifteen months ended September 30, 2010 as a result of a full year’s lending compared to one quarter in the twelve months last year. Comparing the twelve months ended September 30, 2011 and 2010 the provision for loan losses increased by $1.8 million;

•
Branch selling, general and administration (“SG&A”) increased by 1.5% when comparing the twelve months ended September 30, 2011 and 2010.  During the year and for comparative quarters certain fees that were previously recorded as an increase to SG&A have been reclassified to other income.  Branch SG&A costs decreased $4.2 million for the twelve months ended September 30, 2011 compared to the fifteen months ended September 30, 2010 given cost containment measures at the branch level and three fewer months of reported results given the change in year-end;

•
Corporate expenses increased by 7.6% when comparing the twelve months ended September 30, 2011 and 2010 as a result of increased professional and legal fees, UK expansion costs, and increased corporate salary costs. Corporate expenses decreased by $2.9 million for the year ended September 30, 2011 when compared to the fifteen months ended September 30, 2010 due to three fewer months of reported results given the change in year-end offset by increased professional and legal fees, UK expansion, and increased corporate salary costs;

•
Regional expenses increased by 50.2% when comparing the twelve months ended September 30, 2011 and 2010 given enhancements to collection infrastructure, a reorganization at the regional and division vice president level and infrastructure additions in both Canada and the UK. Regional expenses increased by $3.4 million for the twelve months versus the fifteen months given enhancements to collection infrastructure, a reorganization at the regional and division vice president level, infrastructure additions in both Canada and the UK offset by three fewer months of reported results given the change in year-end;

•	Revenues decreased in Manitoba and Nova Scotia by $2.3 million and $578,000 respectively for the twelve months as a result of rate compression; and

•	Working capital increased by $2.1 million for the year ended September 30, 2011 compared to last year.

Our EBITDA was $24.5 million for the year ended September 30, 2011, compared to $37.4 million for the twelve months ended September 30, 2010. This decrease is due to rate compression, reduced loan volumes, increased regional and corporate infrastructure costs compared to the same period last year partially offset by increases in other revenues. EBITDA, adjusted to remove class action settlements and the effective interest component of retention payments, was $49.0 million for the year, compared to $59.2 million in the twelve month period ended September 30, 2010.

EBITDA for the fifteen months ended September 30, 2010 was $48.1 million. This decrease in the current year compared to the fifteen month period ended September 30, 2010 is due to the same reasons noted above for the twelve months and three fewer months of reported results given the change in the year-end periods. EBITDA, adjusted to remove class action settlements and the effective interest component of retention payments, was $74.0 million for the fifteen month period ended September 30, 2010.

The implementation of provincial industry rate regulations commenced in August 2009 and continued through until March 2010.  Rate regulations have been implemented in British Columbia, Alberta, Ontario, Manitoba and Nova Scotia, representing markets in which 86% of our branches are located.  Although we have experienced a decrease in our margins as a result of provincial rate caps, we continue to view regulation as positive for the industry and critical to our long-term growth and success.

Product and revenue diversification initiatives continue to generate positive results. Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing and prepaid phone cards) increased to $53.3 million in the year, up $11.1 million from $42.2 million in the twelve months ended September 30, 2010.  We have made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and augment our core products, and increasing the value generated from our existing suite of products. When comparing to the fifteen month ended September 30, 2010 our revenue from other services went up $3.4 million.

There has been a significant realignment of the regional and senior management structure of our operations group.  We expect that these changes will lead to strong growth in future periods. Further expansion of our infrastructure will take place in order to facilitate our aggressive growth plans in the UK.

SELECTED FINANCIAL INFORMATION

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended	Twelve Months Ended	Twelve Months Ended	Fifteen Months Ended
Consolidated results	September 30	September 30	September 30	September 30	September 30
2011	2010	2011	2010	2010
No. of branches	Canada	574	542	574	542	542
United Kingdom	12	2	12	2	2
586	544	586	544	544
Loan volumes
Loan fees included	$201,720	$216,027	$821,401	$772,617	$938,483

Revenue
Loan fees	$33,552	$36,195	$136,623	$136,782	$170,659
Agency fee income	-	-	-
Other income	13,629	13,084	53,276	42,200	49,859
47,181	49,279	189,899	178,982	220,518

Branch expenses
Salaries and benefits	14,490	13,698	57,576	51,293	62,265
Retention payments	6,245	6,934	26,786	23,067	28,167
Selling, general and administrative	4,156	4,545	17,518	17,262	21,673
Rent	4,656	4,219	18,216	14,786	17,868
Advertising and promotion	1,398	1,223	5,440	4,475	5,535
Provision for loan losses	580	454	2,559	756	788
Depreciation of property and equipment	1,743	1,566	6,803	5,751	7,006
33,268	32,639	134,898	117,390	143,302
Branch operating income	13,913	16,640	55,001	61,591	77,216

Regional expenses	4,523	2,358	16,749	11,149	13,359
Corporate expenses	5,177	5,026	18,266	16,972	21,127
Other depreciation and amortization	570	13	2,112	1,484	2,054
Income before income taxes and class action settlements	3,643	9,243	17,874	31,987	40,676
Class action settlements	-	-	3,206	2,915	2,915
EBITDA *	6,207	11,132	24,514	37,375	48,100
Net income and comprehensive income	$2,035	$7,682	$9,042	$20,824	$26,464
Weighted average number of shares
outstanding - basic	17,407	17,071	17,259	16,938	16,913
diluted	17,643	17,533	17,663	17,547	17,522
Basic earnings per share
Income before class action settlement costs net of taxes	$0.12	$0.44	$0.64	$1.35	$1.69
Net income and comprehensive income	$0.12	$0.44	$0.52	$1.22	$1.56
Diluted earnings per share
Income before class action settlement costs net of taxes	$0.12	$0.42	$0.64	$1.31	$1.63
Income from continuing operations	0.31	0.62	0.62
Loss from discontinued operations	-
Net income and comprehensive income	$0.12	$0.42	$0.51	$1.18	$1.51
Consolidated Balance Sheet Information
Working capital	$17,122	$14,980	$17,122	$14,980	$14,980
Total assets	121,839	115,045	121,839	115,045	115,045
Total long-term liabilities	9,082	9,882	9,082	9,882	9,882
Total liabilities	34,493	31,690	34,493	31,690	31,690
Shareholders' equity	$87,346	$83,355	$87,346	$83,355	$83,355
*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the twelve months ended September 30, 2011, compared to the fifteen months ended September 30, 2010. Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Specifically, certain amounts that were previously recorded within SG&A expense have been reclassified to other income for all periods presented.

Branch Count

This section contains forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

At September 30, 2011 we had a total of 586 branches in operation, an increase of 42 branches, compared to 544 branches at the end of the last year. During the year, 44 new branches were opened, one branch was acquired and three branches were consolidated. Branch performance continues to be monitored and branch consolidations will occur when efficiencies can be achieved.

We increased our net number of branches by 42 over the year as compared to 93 over the twelve month period ended September 30, 2010 or 120 branches over the fifteen months ended September 30, 2010.  For the year ended September 30, 2011 we consolidated three branches compared to six branches for the fifteen month period last year. We reached our goal of having 12 branches in the UK by the end of this year.

Material factors that determine the number of branch openings include availability of suitable locations with suitable lease terms, branch performance within similar areas and favorable market rates. In the coming year, we will be aggressively growing our branch network in the UK. We anticipate adding minimal branches next year in Canada.

Revenue

For the year ended September 30, 2011, revenues increased by $10.9 million to $189.9 million or 6.1% as compared to the twelve months ended 2010 which is mainly due to record other revenue.  Loan volumes were $821.4 million in the year, up 6.3% from $772.6 million for the twelve months last year.  Loan fees for the year were down slightly by 0.1% to $136.6 million compared to $136.8 million for the twelve month period last year.  The slight decrease is as a result of decreases in same branch loan volumes, same branch revenues as it relates to loan fees, rate compression in Manitoba, Nova Scotia and Ontario offset by 44 new branches.

As compared to the fifteen months ended September 30, 2011, revenues were down 13.9% compared to $220.5 million.  Loan volumes were $821.4 million in the year, down 12.5% from $938.5 million for the fifteen months last year.  Loan fees for the year were down 19.9% to $136.6 million compared to $170.7 million for the fifteen month period last year.  The loan fees were down in the year as a result of decreased loan volumes, rate compression and three fewer months of reported results given the change in year-end.

The implementation of cost of borrowing rate caps commenced in August 2009 and continued through until April 2011.  The following cost of borrowing rate caps are currently in place: Nova Scotia - $25 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; Alberta - $23 per hundred dollars loaned. We had an average loan fee of $25.30 per hundred dollars loaned prior to regulations. For the twelve and fifteen months year ended September 30, 2010, our average loan fee earned per hundred dollars loaned was $20.30. For the year ended September 30, 2011, our average loan fees earned per hundred dollars was $19.70.  This equates to a 3% reduction in loan fees earned.

The table below illustrates branch aging categories by year opened (twelve versus twelve months).

(Thousands of dollars, except branch figures)			Revenues			Average Revenue per Branch per Quarter
Year Opened		Number of Branches	Report Name	September 30, 2010	% Change	Report Name	September 30, 2010
2001	*	94	$35,402	$38,617	-8%	$94	$103
2002		13	6,367	7,274	-12%	122	140
2003		35	15,351	16,374	-6%	110	117
2004		52	20,762	21,941	-5%	100	105
2005		66	24,777	25,989	-5%	94	98
2006		50	17,945	19,020	-6%	90	95
2007	**	37	12,083	9,943	22%	82	67
2008		34	10,367	11,081	-6%	76	81
2009		48	12,340	11,567	7%	64	60
2010		112	26,900	15,093	78%	60	34
2011		45	5,732	-	100%	32	-
		586	188,026	176,899	6%	$80	$75
Consolidation of branches			128	880
Other			1,745	1,203
Continuing operations			$189,899	$178,982

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

Set forth below is a breakdown of our revenue that can be attributed to payday loans, segregated by loans internally originated and loans generated by third-party lenders. Types of revenue that can be attributed to the generation of payday loans include brokerage and loan fees, interest income and default fees.  For the year ended September 30, 2011, the following table summarizes the allocation of types of revenue segregated between internally originated loans and third-party funded loans:

	Third Party Funded	Internally
(thousands of dollars)	Loan	Originated Loan	Total
Loan fees	126,681	9,943	136,623
Interest	-	523	523
Default fees	3,429	150	3,579

Loan volumes related to internally originated loans increased to $41.4 million in the year from $7.9 million in the twelve month period last year.

For the fifteen month period ended September 30, 2010, the following table summarizes the allocation of types of revenue segregated between internally originated loans and third-party funded loans:

	Third Party Funded	Internally
(thousands of dollars)	Loan	Originated Loan	Total
Loan fees	169,363	1,297	170,659
Interest	-	23	23
Default fees	2,011	121	2,131

The following table depicts the split between loan fees, agency fees, and other revenues:

(thousands of dollars)	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	September 30 2011	September 30 2010	September 30 2011	September 30 2010
Loan fees	$33,552.00	$36,195.00	$136,623.00	$136,782.00
Agency fees	12,308.00	9,916.00	46,809.00	31,472.00
Other	1,321.00	3,168.00	6,467.00	10,728.00
Total Revenue	$47,181.00	$49,279.00	$189,899.00	$17,982.00

When comparing the twelve months ended September 30, 2011 and 2010 overall loan fees decreased slightly by 0.1% given the decreases in same branch revenues as it relates to loan fees offset by the increased number of branches in operation during fiscal 2011.  For the twelve months ended September 30, 2011, loan fees were $136.6 million compared to $170.7 million for the fifteen months ended September 30 2010.  The decline was due to three fewer months of reported results given change in year-end, decreases in same branch revenues as it relates to loan fees and decreases in same branch loan volumes.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Specifically, certain amounts previously recorded within SG&A expense have been reclassified to other income for all periods presented.

Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing and prepaid phone cards) for the year was $53.3 million, up 26.2% from $42.2 million for the same period last year.  Agency fee income has increased significantly as a result of the introduction of new products and other product enhancements namely bank accounts. These new products and enhancements are part of our long-term strategy to diversify revenue streams by providing our customers with a broader suite of financial services and products. Other revenue increased 6.9% or 28.1% of total revenue, up from $49.9 million or 22.6% of revenue as compared to the fifteen month period ended September 30, 2010.

The most significant components of “other” revenue were agency fees at $46.8 million in the year, which represented 87.9% of other revenue for the year or a 17.8% increase in the year. Compared to the twelve month period last year, agency fees were $42.2 million or 74.6% of other revenue. Agency fees include fees earned from the provision of debit and prepaid credit cards and all other agency fees we earn from financial product insurance, money transfers and prepaid phone cards.  The largest contributor to the increase was the introduction of bank accounts being offered to our customers. For the year, 99% of customers who secured a loan also purchased one or more of the following optional financial services: bank accounts, financial product insurance, pre-paid master cards, and/or debit cards, which is similar to the twelve and fifteen months ended September 30, 2010.

For the fifteen month period last year, agency fees were $36.7 million or 73.6% of other revenue.  As a percentage of other revenue, these agency fees increased 19.3% in the year.

In the year ended September 30, 2011, the average loan size was $492 compared to $469 per loan for the twelve and fifteen month period last year.

Due to the seasonal nature of our business, we anticipate revenues will decrease next quarter as compared to the current quarter.

Same Branch Revenues

Same branch revenues for the 445 locations open since October 1, 2009 decreased by 5.1% as compared to the same twelve month period last year, with same branch revenues averaging $356,250 in the year compared to $375,400 in the same period last year. Same branch revenues decreased as a result of rate compression in Alberta, Manitoba and Nova Scotia and a drop in same branch loan volumes.  The corresponding decreases in same branch revenues for Alberta, Manitoba and Nova Scotia in total were $2.0 million, $2.8 million and $535,000 respectively in the year.

Also, same branch revenue, as it relates to the brokering of loans, was down 10.9% for the year as a result of loan fee rate compression in Alberta, Manitoba and Nova Scotia coupled with decreased loan volumes. The corresponding decreases in total same branch revenue, as it relates to the brokering of loans in Alberta, Manitoba and Nova Scotia were $3.2 million, $3.4 million and $710,000 respectively for the year ended September 30, 2011.

Branch Operating Income

BOI in the year was $55.0 million (29.0% of revenue), compared to $61.6 million (34.4% of revenue) for the twelve months ended September 30, 2010. BOI was $77.2 million (35.0% of revenue) for the fifteen month period last year.

BOI was down as a percentage of revenue as a result of decreased same branch revenues, increases in expenses due to the opening of 44 new branches adding to the drag on earnings, and provision for loan losses. The decreased margins and increased expenses have been partially offset by positive trending in revenues from other services.

BOI, by maturity level is outlined below (twelve months versus twelve months):

(Thousands of dollars, except branch figures)			BOI (Loss)		BOI % of Revenues
Year Opened		Number of Branches	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
2001	*	94	$14,915	$17,138	42.1%	44.40%
2002		13	2,905	3,332	45.6%	45.80%
2003		35	7,393	7,521	48.2%	45.90%
2004		52	9,111	9,179	43.9%	41.80%
2005		66	9,993	10,016	40.3%	38.50%
2006		50	6,804	7,253	37.9%	38.10%
2007	**	37	4,693	3,738	38.8%	37.60%
2008		34	4,070	4,226	39.3%	38.10%
2009		48	1,381	1,090	11.2%	9.40%
2010		112	(3,270)	(2,121)	-12.2%	-14.10%
2011		45	(2,585)	2	-45.1%	-
		586	55,410	61,374
Branches not yet open			(33)	(70)
Consolidation of branches			(104)	(122)
Other			(272)	409
Branch Operating Income			$55,001	$61,591

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

Expenses (excluding retention payments, depreciation, amortization and class action settlements)

Expenses increased by $19.6 million or 16.8% given the addition of 44 new branches, increased professional fees, increased collection infrastructure costs, increased provision for loan losses for on-balance sheet lending, an increase in regional and corporate infrastructure costs and costs associated with expanding into the UK when comparing the twelve months ended September 30, 2011 and 2010.  Expenses in the year have decreased to $136.3 million, compared to $142.6 million for the fifteen month period last year. The decrease is primarily due to three fewer months of reported results given change in the year-end periods which offset the addition of 44 new branches, increased professional fees, collection fees, increased provision for loan losses for on-balance sheet lending, an increase in regional and corporate infrastructure costs and costs associated with expanding into the UK.

Retention Payments

Third-party lender retention payments for the year totalled $26.8 million (3.3% of loans brokered), compared to $23.1 million (3.0% of loans brokered) for the twelve months ended September 30, 2010. Retention payments as a percentage of loan fees have increased to 19.6% in the year ended September 30, 2011, compared to 16.9% in the twelve month period last year. The increases as a percentage of loan fees and loans brokered are primarily as a result of rate compression. In the fifteen months ended September 30, 2010, retention payments were $28.2 million (3.0% of loans brokered). As a percentage of loan fees, retention payments have increased to 16.5% in the fifteen month period last year.

Depreciation and Amortization

Depreciation of property and equipment and amortization of intangible assets for the year totalled $8.9 million, compared to $7.2 million in the twelve month period ended September 30, 2010 and $9.1 million in the fifteen month period last year. Amortization increased for the year as compared to the twelve month period last year as a result of 44 new branches and a large scale refresh program for our mature branches.

Income Taxes

Our effective tax rate was 38.3% in the year, compared to 28.4% for the twelve month period last year and 29.9% for the fifteen month period last year. The effective tax rate is higher than the statutory tax rate of 28.0% due to adjustments for prior year immaterial errors.

LIQUIDITY AND CAPITAL RESOURCES

Our cash decreased by $348,000 to $19.3 million at September 30, 2011 compared to $19.6 million as of September 30, 2010.  Our cash, excluding restricted cash, decreased by $3.6 million to $13.0 million at September 30, 2011 compared to $16.7 million as of September 30, 2010. Significant items impacting cash in the year ended September 30, 2011 included:

•	Cash generated from operating activities, before non-cash operating items, of $20.4 million;

•
A $2.9 million increase in amounts due from suppliers, $2.4 million increase in prepaids, $2.0 million decrease in income taxes payable offset by a $2.8 million increase in amounts due third party lenders;

•	A $3.3 million increase in cash restricted for class action settlements. Subsequent to year-end all funds segregated for the BC class action were transferred to a third party administrator;

•	Property and equipment and intangible asset expenditures of $10.0 million;

•	Cash required for on balance sheet lending of $2.9 million;

•	Dividend payments of $7.9 million; and

•	Issuance of common shares for proceeds from exercised options and warrants of $2.1 million.

At September 30, 2011, our working capital position totalled $17.1 million compared to $15.0 million as at September 30, 2010. We expect our cash to decrease in the future due to growth in our UK consumer loans receivable.

Consumer Loans Receivable

During the year, we increased our overall consumer loans receivable balance to $4.8 million from $4.5 million in the prior year. We internally originated all our loans in the UK.  Given our strategy of growth in the UK we expect amounts due from consumers will increase substantially in the coming year.

The benefit to us of originating loans is to reduce our cost of capital, thereby increasing our profitability. The most significant risk related to originating loans is that we assume the risk of default.

The aging of customer loans receivable is as follows:

	2011	2010
Consumer loans receivable, net of allowance for consumer loan losses
Current	$2,176	$3,410
1-30 days past due date	856	992
31-60 days past due date	531	306
61-90 days past due date	417	119
Greater than 90 days past due date	3,584	144
Consumer loans receivable	7,564	4,971
Allowance for consumer loan losses	(2,783)	(511)
	$4,781	$4,460

Due to certain banking process and collection restrictions we were unable to effectively process collections on accounts in the UK.  These issues were resolved on August 25, 2011.

On average, for internally originated loans 60.2% of our customers or $24.9 million of payday cash advances were paid in full on or before their due date for the year ended September 30, 2011 as compared to 49.1% of our customers or $3.9 million for the fifteen months ended September 30, 2010.
Normal Course Issuer Bid

On June 30, 2009, we announced our intention to make a normal course issuer bid (“Bid”) to purchase, through the facilities of the Toronto Stock Exchange, certain of our outstanding common shares. We repurchased no common shares (fifteen months ended September 30, 2010 - 387,799 common shares) during the year ended September 30, 2011 (at a cost of $3.3 million for the fifteen months ended September 30, 2010). Common shares purchased pursuant to the Bid were cancelled.

Contractual Obligations

Our contractual obligations over the next five years and thereafter are summarized in the table below. For additional information, see Notes 15 and 20 (a) of our audited consolidated financial statements for the year ended September 30, 2011:

Payments due by Period (amounts in thousands of $CAN)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital (Finance) Lease Obligations	$1,443	$750	$693	$ -	$ -
Operating Lease Obligations	85,662	19,981	44,090	5,042	16,548
Total:	$87,905	$20,731	$44,783	$5,042	$16,548

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table.

In general, more recent results have been negatively impacted by rate compression in the regulated provinces partially offset by growth in other revenue. There was an increase in overall revenues over prior periods due to our strategy of diversifying our other revenue. Branch expenses and overall expenses have also steadily increased due to an increased number of branches in operation and costs associated with growth in the UK, adding infrastructure at the regional and corporate levels, increased professional and legal fees related to regulatory matters, class actions, and other lawsuits, and continued costs associated with the class action settlements.

From a seasonality perspective, we believe that our revenues are generally stronger in the third and fourth quarters followed by the first and second quarter. In addition, quarterly results of operations are impacted by the number and timing of new branch openings.

(thousands of dollars, except for per share amounts and branch figures)	2011	2010	September 30
Q4	Q3	Q2	Q1	Q5	Q4	Q3	Q2	2011	2010
Consolidated Results
No. of branches	Canada	574	574	573	566	542	523	489	469	574	542
United Kingdom	12	8	6	4	2	2	-	-	12	2
586	582	579	570	544	525	489	469	586	544

Loan volumes
Loan fees included	$201,720	$204,616	$198,775	$216,290	$216,027	$205,659	$178,826	$172,105	$821,401	$772,617
Regulated definition (excluding loan fee upon regulation)	168,641	172,602	167,327	182,031	184,110	174,902	157,653	164,819	690,601	681,484
Loan fees excluded in regulated provinces	$168,641	$172,602	$167,327	$182,031	$181,071	$172,043	$149,357	$141,851	$690,601	$644,322

Revenue
Loan fees	$33,552	$33,944	$32,813	$36,314	$36,195	$35,161	$31,308	$34,118	$136,623	$136,782
Other income	13,629	14,983	13,246	11,418	13,084	11,699	9,351	8,066	53,276	42,200
47,181	48,927	46,059	47,732	49,279	46,860	40,659	42,184	189,899	178,982
Branch expenses
Salaries and benefits	14,490	14,591	14,113	14,382	13,698	13,695	12,206	11,694	57,576	51,293
Selling, general and administrative	4,156	4,486	4,681	4,195	4,545	4,361	4,242	4,114	17,518	17,262
Rent	4,656	4,589	4,566	4,405	4,219	3,780	3,480	3,307	18,216	14,786
Advertising and promotion	1,398	1,313	1,303	1,426	1,223	1,170	1,023	1,059	5,440	4,475
Provision for loan losses	580	662	654	663	454	200	86	16	2,559	756
Depreciation of property and equipment	1,743	1,713	1,687	1,660	1,566	1,477	1,374	1,334	6,803	5,751
33,268	34,128	33,582	33,920	32,639	30,516	27,711	26,524	134,898	117,390
Branch operating income	13,913	14,799	12,477	13,811	16,640	16,344	12,948	15,660	55,001	61,592
Regional expenses	4,523	4,169	3,863	4,194	2,358	3,173	2,864	2,754	16,748	11,149
Corporate expenses	5,177	4,795	4,255	4,039	5,026	4,513	3,703	3,730	18,266	16,972
Other depreciation and amortization	570	455	547	540	13	405	279	787	2,112	1,484
Net income before income taxes and class action settlements	3,643	5,380	3,812	5,038	9,243	8,253	6,102	8,389	17,874	31,987
Class action settlements	-	3,206	-	-	-	100	2,715	100	3,206	2,915
EBITDA*	6,207	4,547	6,260	7,500	11,132	10,325	5,275	10,643	24,514	37,375
Net income and comprehensive income	$2,035	$1,155	$2,500	$3,352	$7,682	$5,476	$2,199	$5,467	$9,042	$20,824
Basic earnings per share
Before class action expenses net of normalized tax	$0.12	$0.19	$0.15	$0.20	$0.44	$0.33	$0.23	$0.34	$0.66	$1.35
Net income and comprehensive income	$0.12	$0.07	$0.15	$0.20	$0.44	$0.32	0.13	$0.33	$0.52	$1.22
Diluted earnings per share
Before class action expenses net of normalized tax	$0.12	$0.19	$0.14	$0.19	$0.42	$0.31	$0.23	$0.32	$0.64	$1.31
Net income and comprehensive income	$0.12	$0.07	$0.14	$0.19	$0.42	$0.31	$0.13	$0.32	$0.51	$1.18

*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Specifically, certain amounts previously recorded within SG&A expense have been reclassified to other income for all periods presented.

Fourth Quarter

The fourth quarter of 2011 (July 1, 2011 to September 30, 2011) is used as the comparison to the fifth quarter of 2010 (July 1, 2010 to September 30, 2010) as they are comprised of the same calendar months.

Significant factors impacting the fourth quarter include:

•
Reductions in overall revenue of 4.3% for the three months ended September 30, 2011, compared to the same period last year due to a decrease in same branch revenues as it relates to loans fees. Revenue decreased in Manitoba by $883,000 in the quarter;

•
Loan fees were down 7.3% for the three months ended September 30, 2011, at $33.6 million compared to $36.2 million in the same period last year given decreases in same branch loan volumes, same branch revenues as it relates to loan fees and some rate compression in Nova Scotia.  The effect of rate compression reduced our rates by 21.6% in Nova Scotia;

•
Growth in other income of 4.2% to $13.6 million for the three months period ended September 30, 2011 when compared to the same period last year.  As a percentage of total revenue, other income increased to 28.9% from 26.6% or an 8.8% increase for the quarter.  Agency fee income was up $24.1% or $2.4 million in the quarter offset by decreases in other revenue of $1.8 million;

•	Loan volumes for the three months ended September 30, 2011 were down 6.6% to $201.7 million;

•	Earnings decreased by $476,000 in the quarter as a result of a drag on earnings from branches opened less than one year;

•	Retention payments decreased by $689,000 for the three months ended September 30, 2011 compared to the same period last year;

•	Provision for loan losses for on-balance sheet lending increased by $126,000 for the quarter ended September 30, 2011 compared to the same period last year;

•	Branch SG&A costs decreased $389,000 as a result of cost containment measures for the fourth quarter compared to the same period last year;

•
Regional expenses increased by $2.2 million related to increased collection related costs, a reorganization at the regional and division vice president level, enhancement of collection infrastructure and infrastructure additions in the UK;

•
Corporate expenses increased by $151,000 in the quarter due to the UK expansion and increased corporate salary costs as a result of infrastructure additions in marketing, training and new product development, increased director costs and increased legal fees;and

•	Working capital increased by $687,000 in the quarter compared to last year.

Our EBITDA was $6.2 million for the quarter, compared to $11.1 million for the same period last year.  This decrease in the current quarter is due to rate compression, reduce loan volumes, and increased regional and corporate infrastructure costs compared to the same period last year partially offset by increases in other revenues.

Net income for the quarter decreased to $2.0 million, compared to $7.7 million for the fifth quarter of 2010.  Diluted earnings per share for the quarter were $0.12 per share ($0.12 basic), compared to $0.42 per share ($0.44 basic) for the fifth quarter of 2010.

BOI for the quarter, by maturity level, is outlined below:

(Thousands of dollars, except branch figures)			BOI (Loss)		BOI % of Revenues
Year Opened		Number of Branches	September 30 2011	September 30 2010	September 30 2011	September 30 2010
2001	*	94	$3,502	$4,798	40.9%	48.5%
2002		13	756	997	47.9%	52.4%
2003		35	1,834	2,120	49.9%	50.2%
2004		52	2,125	2,429	42.5%	43.2%
2005		66	2,447	2,855	40.9%	42.0%
2006		50	1,583	1,864	37.0%	38.4%
2007	**	37	1,219	1,222	41.1%	38.1%
2008		34	1,039	1,308	41.1%	45.1%
2009		48	437	290	14.1%	9.2%
2010		112	(552)	(1,162)	-8.0%	-19.2%
2011		45	(796)	-	-35.4%	-
		586	13,594	16,721
Branches not yet open			(13)	(64)
Consolidation of branches			(3)	(48)
Other			335	31
Branch Operating Income			$13,913	$16,640

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

BOI has decreased 16.4% to $13.9 million in the quarter compared to $16.6 million in the fifth quarter of 2010.  The decrease was caused by rate compression, decreased loan volumes and same branch revenues and increased drag on earnings from new branches.

Revenue for the quarter decreased to $47.2 million, compared to $49.3 million for the fifth quarter of 2010 due to rate compression and decreases in same branch revenues.

(Thousands of dollars, except branch figures)			Revenues			Average Revenue per Branch per Month
Year Opened		Number of Branches	September 30 2011	September 30 2010	% Change	September 30 2011	September 30 2010
2001	*	94	$8,572	$9,896	-13%	$30	$35
2002		13	1,577	1,901	-17%	40	49
2003		35	3,676	4,221	-13%	35	40
2004		52	5,000	5,617	-11%	32	36
2005		66	5,981	6,793	-12%	30	34
2006		50	4,279	4,854	-12%	29	32
2007	**	37	2,966	3,206	-7%	27	29
2008		34	2,531	2,901	-13%	25	28
2009		48	3,091	3,166	-2%	21	22
2010		112	6,888	6,064	14%	21	18
2011		45	2,249	-	100%	17	-
		586	46,810	48,619	-4%	$27	$28
Consolidation of branches			-	174
Other			371	486
Continuing operations			$47,181	$49,279

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

Loan fees for the three months ended September 30, 2011 decreased to $33.6 million from $36.2 million in the same period last year, as a result of a decrease in same branch loan volumes and rate compression of 21.6% in Nova Scotia.

Same branch revenues for the 522 locations open since the beginning of July 2010 for the three month period, decreased by 9.7% compared to the same period last year, with same branch revenue averaging $83,800 this period compared to $92,700 in the same period last year. Same branch revenues decreased as a result of rate compression and decreased loan volumes partially offset by improvements in other revenue. Same branch revenues, as it relates to the brokering of loans were down 13.2% in the quarter.

Loans brokered for the quarter, were $201.7 million and averaged $501 per loan, compared to $216.0 million and an average of $474 per loan for the three months ended September 30, 2010.

Expenses for the quarter totalled $35.0 million, compared to $31.5 million in the fifth quarter of 2010. These increased costs are due to increases in the number of branches, infrastructure additions at the regional, corporate levels and in the UK along with increased costs associated with provincial regulations and legal matters. Retention payments totalled $6.2 million in the quarter, compared to $6.9 million in the fifth quarter of fiscal 2010. The depreciation of property and equipment and amortization of intangible assets was $2.3 million.

Our effective tax rate was 44.0% for the quarter, compared to 16.9% for the fifth quarter of fiscal 2010. The effective tax rate is higher than the statutory tax rate of 28.0% due to adjustments for prior year immaterial errors.

RELATED PARTY TRANSACTIONS

We own 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. (“AUC”). Included in other receivables as of September 30, 2011, was a $16,000 (September 30, 2010 - $7,000) receivable from AUC.  We entered into an interim service agreement with AUC to provide ongoing services such as financial, accounting and HR support and contracts administrative services, and the use of our IT and telecommunication systems. Included in SG&A expenses is a recovery of $363,000 (September 30, 2010 - $362,000) related to these services.  These transactions were subject to normal trade terms and were measured at the actual exchange amount. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership in AUC.

We own 15.7% of the outstanding common shares of RTF Financial Holdings Inc. (RTF). We entered into an interim service agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services.  Included in SG&A expenses is a recovery of $240,000 (September 30, 2010 - $120,000) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.  We have a $45,000 (September 30, 2010 - $485,000) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership in RTF.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent Annual Information Form (“AIF”).  A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www.sedar.com). Our Risk Management department works continually to assess and mitigate the impact of potential risks to our stakeholders.

Consumer Protection Regulations

“Consumer protection measures” relates broadly to two categories of regulation: 1) measures that restrict rates or fees that may be charged both in respect of a loan and regarding other services or fees that may be charged in relation to a payday loan or related services; and 2) general business practices issues which would include, for example, prohibitions on rollovers, concurrent loans, maximum allowable loans based on a percentage of a customer’s net income and certain collection practices.  These measures vary considerably from one jurisdiction to the next.  Rates are generally structured as a maximum allowable charge per $100 loaned.  Interest may be charged up to a regulated maximum amount when a loan is in default.  This maximum varies by jurisdiction but in no jurisdiction does it exceed 59% per annum.  Some jurisdictions restrict the amount that may be charged when a customer’s cheque or pre-authorized debit is dishonored.

The following rate caps are currently in effect:  Nova Scotia - $25 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; and Alberta - $23 per hundred dollars loaned.  Newfoundland has announced that it does not intend to implement industry specific consumer protection legislation.  In October 2011 Saskatchewan received a federal designation that will facilitate implementation of new consumer protection measures, including a rate cap of $23 per hundred dollars loaned. We anticipate that these measures will be implemented in Saskatchewan early in calendar year 2012.  The provinces of New Brunswick and Prince Edward Island have passed legislation to facilitate the implementation of rate caps and other industry specific consumer protection measures; however, at this stage it remains difficult to specify expected rates for these provinces or when these provinces will actually implement rate caps or other consumer protection measures.   All Canadian jurisdictions that have implemented industry specific consumer protection measures appear to be committed to facilitating a competitive industry. Below is a summary of rate caps per province:

	Rate
	per	Date enacted or
	$100	anticipated
Nova Scotia	25	April 1, 2011
British Columbia	23	November 18, 2009
Ontario	21	December 15, 2009
Alberta	23	March 1, 2010
Manitoba	17	October 18, 2010
Saskatchewan	23	Early calender 2012

Restrictions on the size and duration of a payday loan are uniformly applied in British Columbia, Alberta, Manitoba, Ontario and Nova Scotia. Specifically, a payday loan is defined by statute or regulation as a loan of $1,500 or less for a period of 62 days or less. Saskatchewan restricts loan sizes to a maximum of $1,000.  Saskatchewan is expected to adopt the previously described definition of a payday loan, if new regulations are implemented in 2012 as anticipated.  Similar restrictions do not exist in the Yukon, the Northwest Territories, New Brunswick, Prince Edward Island and Newfoundland.

In the first quarter of fiscal 2011, the Nova Scotia Utility and Review Board conducted administrative hearings to review the rate cap of $31 per hundred dollars loaned that was in force in that province at that time.   As of April 1, 2011 the new rate cap in Nova Scotia is $25 per hundred dollars loaned.

On November 9, 2010, Consumer Protection BC issued a compliance order requiring Cash Store Financial to: (i) reimburse all borrowers with loan agreements negotiated with Cash Store Financial and its subsidiaries between November 1, 2009, and November 9, 2010, the amount charged, required or accepted in relation to the issuance of a cash card; (ii) provide the option to any borrower negotiating a loan agreement with Cash Store Financial and its subsidiaries, of receiving a cheque, cash or some other financial instrument which provides the loan proceeds to the borrower at the time the loan agreement is negotiated; and, (iii) make a payment of $4,006 in respect of costs.

The Company has formally disputed certain findings upon which this compliance order was based, and on December 9, 2010 filed a Request for Redetermination.  The basis of our submission is that Cash Store Financial does not issue and has never issued cash cards to its customers. Rather, customers are issued cash cards by an arms-length third party.  This arms-length third party is a federally regulated Canadian Schedule I bank.  Cash Store Financial is not a party to any agreements in respect of cash cards.  All contracts in respect of cash cards are directly between individuals and the arms-length third party. Through agreements with an arms-length third party, Cash Store Financial’s customers are given the option, following the completion of a loan agreement offered or arranged by Cash Store Financial, of receiving a cash card and related services from an arms-length third party. All fees associated with the issuance of these cash cards accrue directly to an arms-length third party. Customers also have the option of receiving their loan proceeds by way of a cheque.

We anticipate no material impact from the determination. Consumer Protection BC has advised us they will reconsider their original determination.

On May 10, 2011, Service Alberta issued an Interim Order (the “Order”) directing Cash Store Financial to cease certain practices. Pursuant to minor adjustments to our sales processes and compliance systems and ongoing discussions with officials in the Office of the Director of Fair Trade, we consider this matter to be resolved.  The Government of Alberta had stated in the Order that it had been based on allegations that unfair lending activities were being practiced by Cash Store Financial.  Of particular concern to Cash Store Financial were reported allegations that the Company required customers to purchase ancillary services, such as a pre-paid cash card, as a condition for receiving a loan. This is not and never has been Company policy, but it was the major issue identified in the Order.  Company policy is to provide customers with the ability to immediately receive proceeds of their loan by way of cheque, immediately upon request.

In 2005, Cash Store Financial implemented a voluntary prohibition on rollovers which is the extension of an existing loan for a fee. More specifically, we disallowed the provision of a new loan to payout an existing loan.  We do not provide any rollovers in any jurisdictions in Canada.  Customers must repay a loan in full before a new loan may be secured.  In some jurisdictions customers may borrow against more than one source of income. In some instances a customer may be indebted to a third-party lender for more than one loan at a time. In these cases, each of these loans and the repayment requirements for each loan are structured and secured against a specific source of income.

Legal Proceedings

British Columbia
On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc. (Canada), Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc. and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, these actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, we settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by us. The settlement is a compromise of disputed claims.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9.4 million in cash and $9.4 million in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10.9 million to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. In the current year, the Company increased the provision by $3.2 million due to new information being received (2010 - $2.9 million). As at September 30, 2011, the remaining accrual is $4.0 million.Subsequent to year-end the administration of the settlement fund was transferred to a third-party based on a court approved order. The total amount transferred was $6.3 million.

Alberta
We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

We have agreed to a motion to certify the class action proceeding if the lender, officers and directors are removed as defendants.  Class counsel has agreed to our proposal.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable at this time.

Manitoba
On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store (Canada), Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from the Cash Store Financial or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

We believe that we conducted our business in accordance with applicable laws and are defending the action vigorously. Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action in 2008, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed.  However, the likelihood of loss, if any, is not determinable at this time.

Other
We are also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

Third Party Lenders/Retention Payments

Most funding of short-term advances is currently provided by independent third party lenders.  As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into written agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. Material terms of our agreements with third-party lenders include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing default realization services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all while ensuring information system integrity is maintained. Losses suffered on account of uncollectible loans are not contractually the Company’s responsibility as long as it has performed and fulfilled its duties under the terms of the third party lender agreements.In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our board of directors regularly approves a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third-party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the board of directors.

During the year we have three lenders that have helped us generate ten percent or more of our consolidated revenues: 367463 Alberta Ltd., Trimor Annuity Focus Limited Partnerships and Assistive Financial Corp.  The loss of any of these three third-party lenders would have a material adverse effect on us if alternative lenders could not be located or other financing was not available to permit direct lending.

CRITICAL ACCOUNTING ESTIMATES

Our accounting policies are integral to understanding and interpreting the financial results reported in this MD&A. The significant accounting policies used in preparing our consolidated financial statements are summarized in Note 1 to those statements which are available on SEDAR at www.sedar.com. Certain policies included in Note 1 are considered to be particularly important to the presentation of our financial position and results of operations, because they require Management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain, which may result in materially different results under different assumptions and conditions. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. The impact and any associated risks related to these critical accounting estimates on our business may also be discussed elsewhere in this MD&A.

Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company.

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan.

Revenue from the Company’s cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received.  Revenue from the Company’s banking and non-sufficient funds fees are recognized when collected.

Revenue from each of these sources is recorded in other income in the statement of operations.

Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances is provided by independent third party lenders.  The advances provided by the third party lenders are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s balance sheet.

To facilitate the short term advance business, the Company has entered into written agreements with third party lenders who are prepared to consider lending to the Company’s customers.  Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement.  The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing collection services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third party lenders.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

Provisions for Loan Losses

Loans in default consist of direct lending short-term consumer loans originated by the Company which are past due. The Company defines a past due or delinquent account whereby payment has not been received in full from the customer on or before the maturity date of the loan. A provision for loan losses is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest (included in loan fee). In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflect, to a lesser extent, management judgment regarding overall accuracy.  The analytical model takes into account several factors, including the number of transactions customers complete and charge-off and recovery rate.   The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off. The Company’s policy for charging off uncollectible consumer loans is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made, typically 210 days. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice.

Stock Based Compensation

We have a stock based compensation plan, which is described in Note 16 (b) of our audited consolidated financial statements.  We account for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by us, together with the amount in contributed surplus associated with the exercised options, are credited to share capital.

Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision. In regulated jurisdictions, interest is charged on consumer loans commencing upon default; however, it is not recorded as income until payment is received in full or partially from the consumer.  In unregulated jurisdictions, interest is charged on consumer loans over the period of the loan and is recorded in income as it is earned.

Income Tax Estimates and Future Income Taxes

Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future tax assets if it is more likely than not that the asset will not be realized.
Long-term investments

We apply the equity method of accounting for its investment in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. These investments are recorded at cost plus our share of net income or loss to date.

Amortization Policies and Useful Lives

We depreciate the cost of property and equipment and intangible assets over the estimated useful service lives of the items.  These estimates of useful lives involve considerable judgment.  In determining these estimates, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets.  On an annual basis, were assess our existing estimates of useful lives to ensure they match the anticipated life of the asset from a revenue-producing perspective.  If the in-service period change happens more quickly than we have anticipated, we may have to shorten the estimated life of certain property and equipment or intangible assets, which could result in higher depreciation expenses in future periods or an impairment charge to write down the value of property and equipment or intangible assets.

Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values.

Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project.

Intangible assets with finite useful lives are amortized over their estimated useful lives.  Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line - 3 years
Computer software	Straight-line - 5 years
Non-compete agreements	Term of the agreements
Brand name	Indefinite life

Goodwill

Goodwill represents the residual amount that results when the fair value of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, and liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.
Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not amortized while they are classified as held-for-sale.

Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Obligations under capital leases are recorded as an asset with a corresponding liability. Asset values recorded under capital leases are depreciated on a straight-line basis over the estimated useful life. Obligations under capital leases are reduced by lease payments net of imputed interest. Computer and phone operating lease expenses are recorded in selling, general, and administrative expenses.  Branch leases are recorded in rent.

Contingencies

We are subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations.  We recognize liabilities for contingencies and commitments when a loss is probable and capable of being reasonably estimated.  Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of an additional liability.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

International Financial Reporting Standards

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under IFRS for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. The Company has decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in fiscal 2012.

The decision to adopt U.S. GAAP was made to enhance communication with shareholders and improve the comparability of financial information reported with its U.S. based competitors and peer group.

CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of September 30, 2011, an evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d - 15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as such term is defined in Rule 13(a)-15(e) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of September 30, 2011, we assessed the effectiveness of our ICFR. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of September 30, 2011, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report that we, as at September 30, 2011, maintained, in all material respects, effective internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the COSO.

Changes in Internal Control Over Financial Reporting

During the period ended September 30, 2011, no change occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

OUTSTANDING SHARE DATA

As at November 16, 2011, we had 17,420,880 common shares outstanding.  There were also options to purchase 977,502 common shares, which if exercised, would provide us with proceeds of approximately $9.2 million.

DIVIDENDS

On November 16, 2011, we declared a quarterly dividend of $0.12 per common share. The dividend is payable on December 14, 2011, to shareholders of record on November 29, 2011.

The Company reviews its dividend distribution policy on a quarterly basis, evaluating its financial position, profitability, cash flow and other factors the Board of Directors considers relevant. Prior to August 31, 2007, we had not declared or paid a dividend on the common shares.  We declared our first dividend on August 31, 2007, in the amount of $.025 cents per common share.  In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008, $5.3 million in fiscal 2009, $9.1 million in the fifteen months of fiscal 2010 and $7.9 million in fiscal 2011. The following table sets forth the quarterly dividends paid by the Company in the last quarter ended:

	2011	2010	2009	2008
Dividend per share	$ 0.120	$ 0.100	$0.065	$0.025
Percentage increase	20%	54%	160%

OTHER

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents, and other factors described in the our latest AIF filed on SEDAR at www.sedar.comunder the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Stock-based Compensation, Depreciation of Property and Equipment and Amortization of Intangible Assets’(EBITDA) does not have a standardized meaning prescribed by GAAP, this measure is used herein or can be determined by reference to our financial statements.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to, and helps explain, changes in total revenue.  Average revenue is defined as revenue for the period divided by the number of branches. “BOI” is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. “Operating income” (OI) is a non-GAAP measure tracked and reported by us and is generally used to compare the income before income taxes and other non-recurring items which primarily relates to the overall operations of the branch, regional and corporate network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results as it relates to our operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITDA for the past eight quarters.

EBITDA Reconciliation

(thousands of dollars)	2011				2010
	Q4	Q3	Q2	Q1	Q5	Q4	Q3	Q2

Consolidated Results
Net income and comprehensive income	$2,035	$1,155	$2,500	$3,352	$7,682	$5,476	$2,199	$5,467
Interest	33	34	36	43	51	44	29	29
Income tax	1,608	1,019	1,311	1,687	1,561	2,676	1,190	2,822
Stock-based compensation	218	171	180	217	260	247	205	204
Depreciation of property and equipment and amortization of intangible assets	2,313	2,168	2,233	2,201	1,578	1,882	1,652	2,121
EBITDA	$6,207	$4,547	$6,260	$7,500	$11,132	$10,325	$5,275	$10,643
Adjustments:
Class action settlements	$-	$3,206	$-	$-	$-	$100	$2,715	$100
Effective interest component of retention payments	5,112	5,107	5,561	5,505	5,344	4,895	4,400	4,226
Adjusted EBITDA	$11,319	$12,860	$11,821	$13,005	$16,476	$15,320	$12,390	$14,969